

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

17th January, 2006.



Attn: Filing Desk - Stop 1-4



Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 17th January 2006, confirming that Lehman Brothers International (Europe) has notified the Company that it has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 11th January 2006, held 42,189,874 shares being 5.33% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 06/06

Company Announcements Office,
London Stock Exchange.

17th January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Lehman Brothers International (Europe), in a letter dated 13th January 2006 and received by mail on 17th January 2006, that Lehman Brothers International (Europe) has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 11th January 2006, held 42,189,874 shares, being 5.33% of the shares in issue.